Filed by: Travelers Property Casualty Corp. pursuant to Rule 425 of the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Travelers Property Casualty Corp. Commission File No.: 1-31266

     This filing contains certain forward-looking information about Travelers Property Casualty Corp. (“Travelers”), The St. Paul Companies, Inc. (“The St. Paul”) and the combined company after completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect”, “feel”, “believe”, “will”, “may”, “anticipate”, “plan”, “estimate”, “intend”, “should” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Travelers and The St. Paul, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.

     Some other risks and uncertainties include, but are not limited to: those discussed and identified in public filings with the Securities and Exchange Commission (the “SEC”) made by Travelers and The St. Paul; the inability to obtain price increases due to competition or otherwise; losses due to foreign currency exchange rate fluctuations and losses in investment portfolios, which could be adversely impacted by adverse developments in U.S. and global financial markets, interest rates and rates of inflation; weakening U.S. and global economic conditions; insufficiency of, or changes in, loss reserves; the occurrence of catastrophic events, both natural and man-made, including terrorist acts, with a severity or frequency exceeding our expectations; exposure to, and adverse developments involving, environmental claims and related litigation; the impact of claims related to exposure to potentially harmful products or substances, including, but not limited to, lead paint, silica and other potentially harmful substances; adverse changes in loss cost trends, including inflationary pressures in medical costs and auto and home repair costs; developments relating to coverage and liability for mold claims; the effects of corporate bankruptcies on surety bond claims; adverse developments in the cost, availability and/or ability to collect reinsurance; the ability of our subsidiaries to pay dividends to us; adverse outcomes in legal proceedings; judicial expansion of policy coverage and the impact of new theories of liability; the impact of legislative actions, including federal and state legislation related to asbestos liability reform; larger than expected assessments for guaranty funds and mandatory pooling arrangements; a downgrade in claims-paying and financial strength ratings; the loss or significant restriction on the ability to use credit scoring in the pricing and underwriting of policies; amendments and changes to the risk-based capital requirements; the ability to achieve the cost savings and synergies contemplated by the proposed merger; the effect of regulatory conditions, if any, imposed by regulatory agencies; the reaction of Travelers’ and The St. Paul’s customers and policyholders to the transaction; the ability to promptly and effectively integrate the businesses of Travelers and The St. Paul; and diversion of management time on merger-related issues.

     Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof. Neither Travelers nor The St. Paul undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in Travelers’ and The St. Paul’s various SEC reports, including but not limited to Annual Reports on Form 10-K for the year ended December 31, 2002 and Quarterly Reports on Form 10-Q for the reporting periods of 2003.

     This filing may be deemed to be solicitation material in respect of the proposed merger of Travelers and The St. Paul. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. SHAREHOLDERS OF TRAVELERS AND SHAREHOLDERS OF THE ST. PAUL ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT

1

THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of Travelers and shareholders of The St. Paul. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from Travelers Property Casualty Corp., One Tower Square, Hartford, Connecticut 06183, Attention: Investor Relations, or from The St. Paul Companies, Inc., 385 Washington Street, Saint Paul, Minnesota 55102, Attention: Investor Relations.

     Travelers, The St. Paul and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding Travelers’ directors and executive officers is available in Travelers’ proxy statement for its 2003 annual meeting of shareholders, which was filed with the SEC on March 17, 2003, and information regarding The St. Paul’s directors and executive officers is available in The St. Paul’s proxy statement for its 2003 annual meeting of shareholders, which was filed on March 28, 2003, as supplemented by the Additional Materials filed pursuant to Schedule 14A of the Securities Exchange Act of 1934, as amended, on April 7, 2003. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

     The following is a transcript of the investor conference presentation given on December 4, 2003:

# # #

FINAL TRANSCRIPT

   CCBN StreetEvents Conference Call Transcript

     TAPa — Travelers Property Casualty Corp at Banc One Capital Markets Insurance
     Company Investor Conference 2003

     Event Date/Time: Dec. 04. 2003 / 9:40AM ET
     Event Duration: N/A

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FINAL TRANSCRIPT
TAPa — Travelers Property Casualty Corp at Banc One Capital Markets Insurance Company Investor Conference 2003

CORPORATE PARTICIPANTS

Jay S. Benet
Travelers Property Casualty Corporation — Executive Vice
President and Chief Financial Officer

PRESENTATION

Unidentified Speaker

Okay. Our next speaker is Jay Benet, Executive Vice President and Chief Financial Officer of Travelers Property Casualty Corporation. Prior to becoming CFO at Travelers Jay joined Citigroup in 1990 and served in a variety of capacities there — including CFO of their global consumer business in Europe, the Middle East and Africa and CFO of Travelers Life and Annuity. Before that he was a partner in the Hartford office of Coopers and Lybrand, specializing in insurance companies. And earlier this week you may have seen the announcement that Jay was named as CFO of the combined company to result from the merger of Travelers and St. Paul’s and it will be interesting to get his views on the driver behind that merger and what the new company will look like even though I’m sure the lawyers won’t really say anything at this point but — Jay.

Jay S. Benet - Travelers Property Casualty Corporation — Executive Vice President and Chief Financial Officer

Good morning, everybody. Pleasure to be here. This is quite a beautiful place. I understand that there’s a distinguished speaker downstairs. I’m not going to give any interest rates predictions we’ll leave it to the other meeting that’s going on. But it is great to be here and thank you for coming.

I will say one thing. We have in our group today Maria Olivo, who heads up investor relations, and Keith Anderson, who heads up communications for the Travelers. In case you didn’t notice when we walked in, Maria is about 10 months pregnant and if you start asking me any difficult questions, we are instructed to have Maria go into labor and we have to leave. So with that, why don’t we just get started?

First of all, we have the forward-looking statement and while you’re all reading that diligently, what I would like to tell you about is what I’m going to do in the next 40 minutes — we will have some time for Q&A but I thought what we would do is take the Travelers third-quarter results and give you an idea of how our Company is doing on a stand-alone basis and then also talk about the merged companies and what the merged companies will look like so you’ll actually feel as if this is almost two presentations and the reason for that is, it is.

Okay. Looking first at the Travelers, we had a very good third-quarter. And when you look at the strategy of the Travelers, we really executed on all cylinders in that quarter. We had as a strategic objective consistent operating income. And we had a very good quarter. It was a record for us. We had 442.7 million despite a very significant amount of hurricane losses from Hurricane Isabel in the quarter.

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FINAL TRANSCRIPT
TAPa — Travelers Property Casualty Corp at Banc One Capital Markets Insurance Company Investor Conference 2003

We strived for top tier returns our ROE was 17.3 percent. Our focus is on profitable growth and when you look at how the business is grown, you’re never going to see us going just full bore (ph) on the top line without regard to the bottom line were always very very profit focused and our premiums were up about 15 percent in commercial lines. When you do an adjustment for some of the runoff business that we have and I’ll show you some more information on that. First in line, net written premiums up 11 percent and all of this was on the backdrop of an extremely strong balance sheet.

We prepaid all of the short-term debt that we had outstanding. And I’ll show you some more information on that a little later and we did some buybacks of our shares in the third-quarter which was the first time we bought shares back since the IPO.

Last but not least — and this is a part of our strategy that we certainly have executed on in the last couple of weeks — in the third-quarter, we did some renewal rights deals. We purchased renewal rights for some of the businesses of Royal and Sun Alliance and also with Atlantic Mutual so we felt that we had a very, very, good quarter.

In terms of how the numbers came in, net written premiums were up 10 percent. We hit $3.37 billion in the quarter. If you exclude the runoff business associated with Northland and Associates, we were up 14 percent. On an EPS basis for operating income, we were up 22 percent at 44 cents and, again, our ROE was a very healthy 17.3, up 3 whole points from the prior year’s quarter.

Wanted to put some of this in context as to — you can have a great quarter but what is your trend line? How are you performing? And just looking at the ROEs this is a time when — with pricing being as favorable as it has been in the commercial lines industry — you would expect to see healthy ROEs and you’d expect to see those growing and in fact, that’s what’s happening with us.

In the first quarter of ‘02 into the second quarter of ‘02, we’re at the 13.1 to 14.7 range. When you look at where we are in the second- and third-quarter, well over 17 percent, so we’re really proud of those results.

One of the things that we added to our disclosures about a year and a half ago was an analysis of how we make money. And we think it’s important to show all the GAAP information and we believe very strongly in complying fully with the SEC rules and we do that, but we also supplement that with an analysis of the business as we look at it and that’s what this slide represents.

We first start with a consolidated underwriting gain where we back out catastrophes and prior year reserve developments and then we get an accident year type view, how is the business doing currently and here, you can see we’re up 83 percent in the quarter with 191 million after-tax contributions to income relating to that. We look at catastrophes separately. And if you look at the CATS last year versus this year, third-quarter charge in ‘02 was a measly 11 million versus 83 million this quarter.

So a much, much more significant reduction in earnings this year, associated with CATS, and of course that was driven by Hurricane Isabel. In the prior year, we had some reserve development for asbestos, we did a big charge in the fourth quarter of last year and that’s running in accordance with expectations. We haven’t had an incurral for that. And then, if you look at all the different — all those components and add them up, you find the underwriting gain is up 145 percent or 105 versus 43 last year.

Looking at net investment income, we had been on a series of quarterly reductions when interest rates were going down and gains have been taken in our portfolio. We said this would flatten out, level off in ‘03 and it has and so we’re actually up a little bit — which was nice to see in investment income. And, ultimately, hit the record earnings of the 443, again, despite the very high level of CATS and that was up 23 percent.

So when you think of Our company and think of how we manage it and how we think about it this is like a primary view to that.

Looking at each of these components graphically, the underwriting performance is more than double in the first three quarters of this year versus the first three quarters of last year and 522 versus 243. So that trend is continuing. It’s all driven by the combined ratio which is on page 7 of the slides. For those of you following on the webcast here again we don’t show a real combined ratio. This is not the reported ratio. This is the combined ratio before the CATS in the prior year development to, again, get a feel for the momentum that is in the business, the strength that is in the business.

And when you look at the 91.2 percent, which is on the third-quarter ‘03 bar at the far right you can see how that’s trending down from 97.4, 95.1 in the first and second quarter of the prior year. So we’ve very happy with that overall level.

Turning to the premium line, you know, I did mention that, overall, we had some good growth in the business and if you look at this on the basis here of consolidated net written premiums you can see that we hit 3.376. Big solid red bar extracts from the data of the Northland and Associates business which is the light bar on top of the red bar and the reason we did that is because — in ‘02 — we took some of those businesses that weren’t performing well and we put them in runoff.

This was a business that we acquired during the IPO from Citigroup. It was something that came from Citigroup’s associates deal and was brought into us so we were looking at it and bringing it back to a level of profitability. So we’re happy with the way that’s performing — it’s doing very well. And we would expect

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FINAL TRANSCRIPT
TAPa — Travelers Property Casualty Corp at Banc One Capital Markets Insurance Company Investor Conference 2003

these period over period comparisons to be easily done now without having to make these adjustments.

Turning to page 9, we give some color as to the breakdown in commercial lines as to where this growth is coming from and it’s really across the board for us. It’s not in any one line. If you look at our national accounts business which is our large case commercial business where most of this business is in fact not even premium driven — it’s more loss management driven. These are just the premium numbers associated with that — that business is up 12 percent so very happy with the growth there.

Commercial accounts which is our midsize commercial business — lot of mainstream business there — is up 11 percent. Again excluding Northland and Associates and the same for our select business which is our small case commercial business.

Turning to the specialty areas of Bond which is where the surety business is written, that’s up 23 percent. Our Gulf business is up a lot. It looks like it’s up a lot but that’s more the result of ‘02 having a reinsurance credit in that quarter.

On a real adjusted basis there are up probably around 10 percent or so but, overall, you end up with this 15 percent increase in this business.

The next page — page 10 — indicates what is driving all of this. We’re very forthcoming as I hope you see in our statistical supplement and here we have some extracts from it — some of the key drivers in the commercial lines business of profitability and what’s happening with regard to the net written premium. So for example if you look at the national accounts business the real driver of profitability for us is claim volume under administration.

Again this is more of a fee based nonrisk business and key here when you look at those numbers you can see that written fees have hit 141 million, up from 108 in the third-quarter of last year so just some very significant growth there. And a very good business for us.

Commercial accounts which, again, is the middle market business, the new business premiums are up to 190 in the quarter. Retention has been terrific at 82 percent. You can see that’s up from prior quarters in the same period. And a good part of that is that we’re writing a lot of business that is hitting our profitability objectives. These are good times in the commercial business end.

When you look to see how business is performing you just want to retain that much more of that business and our underwriters are doing a great job of that. Similarly, as it relates to renewal price change we have an incredible amount of management information that allows us to really granularly look at pricing on a customer by customer basis and, again, looking at the profitability of the business and dynamics in the marketplace we’re pleased with the renewal price change of 9 percent — down a little bit from the second quarter and as you can see down considerably from prior quarters, but still in excess of lost cost trend.

And then, finally, on this page — of — for the small-business commercial select, some similar results with good retention and a 14 percent renewal price change.

On page 11, we do the same thing for the personal lines business. Personal lines is a big part of us — we like the business, we make a lot of money in it and we will show you some information later about our market share and market position. But we really break this information down into two product lines — auto and homeowners and other. And when you look at the premium line it is up 11 percent quarter over quarter last year versus this year and the same is true by distribution channel.

As you know we’re primarily an independent agent company — they make up over 80 percent of the business that we have in personal lines and that channel’s up 11 percent as is the other channel of 10 percent — other channels of 10 percent.

Same kind of story in terms of the dynamics of what’s driving those increases. If you look at page 12 we’ve had some very good growth in new business policies, both for auto and homeowners but you also look at some very healthy retention rates at 81 percent for, actually, both auto and homeowners. And looking at renewal price change 6 percent for auto which, again, is in excess of loss cost trend so we’re happy with the profitability of the business and 11 percent for homeowners which is as you can see down from last year but last year was actually a little higher because we were doing some adjustments in pricing, particularly in Texas for some of the mold exposures that we along with others are facing. So healthy picture in terms of these dynamics too.

Turning to other elements of what drives our earnings, we’ve got net investment income, steady despite the lower yields. So when you do the math on that the yields are going down how is it steady. It’s growth in assets and I will show you what that looks like on the next page.

But we really have a conservative portfolio — it’s about 90 percent fixed so the portfolio just keeps churning it out and what we’ve done on this flowchart on page 13 is divided up the earnings on the basis of the fixed income components of the portfolio. And, then, the alternative which includes equities which are really private equities and some other alternative investments. And here you can see that both parts of the portfolio performed well, relative to prior quarters, and in particular we had a pretty good quarter when it came to the alternatives.

The average invested assets are on page 14. They’ve continued to increase as I mentioned and if you look at where we ended up the third-quarter — we’re at 35.5 billion, which is considerably higher than where we ended up in the first quarter of ‘02 — almost $4 billion higher. And that’s based upon the price increases that we’ve

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FINAL TRANSCRIPT
TAPa — Travelers Property Casualty Corp at Banc One Capital Markets Insurance Company Investor Conference 2003

gotten, it’s based upon the volume increases we’ve gotten, and it’s based upon some other returns in the portfolio we’ve gotten so cash flow has been very very good.

The duration of the portfolio was shortened — I am curious to hear what is going on downstairs to find out which direction interest rates are going but in these historically low interest rates environments we find ourselves in we’ve felt it was good strategy to get down from the 5.4, 5.5 range to the 4.3 that we are now at at the end of the third-quarter to take advantage of the current interest rate environment. So we will see how that goes forward.

Okay, I think this is the last slide on our third-quarter. You all are very interested in fixed income so we want to make sure you had a very good view of the capital position of the Company. On page 15 we show not just GAAP common equity but we also show statutory surplus and the reason these slides — this slide is important is back in the fourth quarter we were at a unique position of taking a very, very sizable charge for an asbestos reserve and not having to go to the capital markets in a permanent way to finance that.

We — at that time — had some cash at the holding company level that we put down into the operating companies. We also went out into — we refer to it as a temporary debt marketplace to get some very low-cost debts that we intended to pay off by the end of ‘03 and we had committed to ourselves that having done that and having the earnings power of the Travelers, combined with relatively low dividend payouts, that we would be replacing this capital in no time at all and we expected that to take place in the middle of the year to both stat as well as GAAP equity. What turned out happening is for statutory purposes we actually replaced it by the second month of the year — in February. So we are really pleased with that result.

So our capitalization of our operating companies is very very strong. And, then, as expected at the holding company level, on a consolidated basis looking at the GAAP equity, that was replaced in the middle of the year. More importantly the very strong cash flows of the company allowed us to just retire this debt. A temporary debt by the end of the third-quarter — so it enabled us to just say, “Great.” We thought we would be able to do this — we did it ahead of time. We are very proud of that and our total debt to capital ratio as a result is at 20 percent. We’d expect that to go down marginally to just under 20 percent by the end of the year.

So I don’t think I could say it better than heading on page 15 — high-quality balance sheet got even stronger.

With that, I would like to switch gears a little bit and address page — page 16 but not quite sure why but if you turn to the next page which apparently is page six on this thing, it’s a recent development. All that I talked about is the Travelers on the stand-alone but we can’t possibly — we have to talk about and will talk about Travelers as a stand-alone but it should be now thought of in the context of the merger that’s taking place with St. Paul.

This is an excerpt of our press release and if anyone needs copies of it, I’m sure we could find you that.

What is the merger? On page 17, we have a summary of the merger terms — hopefully, you’ve seen this so I will go through this quickly, but we have a merger of equals. What is going to be an exchange of St. Paul shares for Travelers shares of both the Class A’s and the Class B’s so our two classes of stock will go away the exchange ratio is .334. The merger’s tax-free. We announced an intention for an ongoing dividend where the dividends of Travelers will on an effective basis be raised a little bit, the dividends of St. Paul on an effective basis will be lowered a little bit and it will be about 88 cents per share.

But we also indicated that the shareholders of St. Paul will continue through a special cash dividend through ‘04 to retain their dividend level through ‘04. And, mechanically, it works. The new corporate name is St. Paul Travelers Companies, will be headquartered in St. Paul, Minnesota, with Bob as the chairman and Jay — not me — Jay Fishman as the CEO. And Jay Fishman will be the Chairman effective 1/1/06.

In terms of the board composition 12 Travelers directors and 11 St. Paul directors and these are the existing outside directors of each company plus Jay and Bob. We expect a closing of the second quarter of ‘04 and of course we have to get a whole bunch of approvals to do that but we expect to be able to do that.

Looking at the power of the Company — the combination of the Company. I just told you about the power of the Travelers and its size and its capabilities and when you combine it with St. Paul we just showed some projected numbers for ‘03 on a combined basis which is — this slide is very simple. It’s adding up their premiums with our premiums. You end up with a commercial lines business that has over $15 billion of premium volumes and, of course, our 5 billion of personal lines business brings the entire place up to over $20 billion if you did this on a combined basis in ‘03. So a very large premium base.

If you look at the geography — and this was a very compelling slide to all of us — this is page 19 of the presentation. We did these maps of the U.S. for each of the companies and when we did it we were actually extremely surprised that Travelers had a number one position in Nebraska. We never would’ve guessed that. We might have guessed somewhere in the Northeast but we never would’ve guessed Nebraska. But that was it. Frankly and there weren’t a lot of number two number three positions either.

The same was true of the St. Paul but when you add the two together, you end up with this map which if you just focus on the colors, you can see they were number one in 22 states, number 2 in 13 states. If you look at the chart on the right the top three

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FINAL TRANSCRIPT
TAPa — Travelers Property Casualty Corp at Banc One Capital Markets Insurance Company Investor Conference 2003

positions — 43 out of the 50 states — including the District of Columbia. So a very powerful geography combining the history of St. Paul and USF&G which got the Midwest and the Southeast with the Travelers historical position of leadership in the Northeast.

So we all of you are guessing what our next acquisition is do not read into this that we’re going to go out for a company in Maine if that’s still rightbut we’re very happy with the geography here.

Looking at market share, for commercial lines Travelers was the No. 3 company behind AIG and Zurich Farmers and St. Paul was No. 6 on a combined basis. We have a 7.6 market share based on 2002 AM Best data behind AIG and in the personal lines business, this is the agency business we take out the direct writers on the market we participate in. We’re at 6.8 percent which is a number two position so it’s a really good market position for the Company.

The combined company when you look at pro forma, common shareholders equity, we’ll have about $20 billion of equity which puts us number two again, behind AIG and in front of Allstate and the other companies that you see here.

And, then, just looking at some of this information on a combined basis the First Call estimates reached company for, ‘03 for operating income .8 percent St. Paul 1.7 for us. This is just adding the numbers — this is not pro forma pGAAP all those great things we have to do but just adding the numbers you’ve got 2.5 billion of earnings power in ‘03 on a combined basis and a revenue base of 23 billion.

For the assets we did — I’m sorry, for the balance sheet we did in this pro forma section of slide 22 do some pro forma adjustments for pGAAP what the merged company would have looked like as of 9/30, 2003 had the merger taken place at that time and you can see here invested assets over 60 billion total assets of 107 billion.

We had to go back to our accounting systems and actually see if we have an extra column for that and, hopefully, we do. We have enough for the digits. Equity — as I mentioned — about 20 billion surplus of 13 and very healthy premiums and reserve for surplus ratios.

The investment portfolio of both companies are actually very similar. I mentioned that the Travelers is mostly a fixed income shop with 90 percent of the portfolio in fixed income. St. Paul is pretty much the same. They had about 90 percent of fixed income. With our alternative investments we’re focused upon private equities from arbitrage funds and real estate partnerships there other investments tended to be some real estate holdings — along with some future venture capital — so they merged together quite nicely. And in looking at the quality rating of the portfolio, both portfolios were double-A portfolios and their duration was a little shorter than ours so the blended duration of both portfolios actually comes down to 4.1.

So a very nice looking investment portfolio going into the deal. And, then, a strong capital base as indicated on page 24 on the presentation.

If you look at the Travelers debt, combined with the St. Paul debt, you have about 5 billion of conventional debt, about 6.4 of total debt. And when you look at the total capital which in this case includes the debt you end up with the ratios that are very strong. Here, we show the conventional debt to capital ratio which for the combined companies is a little under 19 percent.

And finally from a ratings standpoint we put the ratings of both companies here because of this being an audience that’s interested in fixed incomes which we put the senior debt ratings, and you can see that we’re one notch above St. Paul. The rating agency has come out and put them on watch positive us on watch negative and we’re going to be working with the rating agency and hopefully end up with a situation similar to where we started as the Travelers on this.

Any time you do a merger as all of you know there’s a whole question about execution. What kind of execution risk do you have? And I think here, we’re in a unique situation of the companies knowing each other pretty well. Jay Fishman used to be the CEO of the Travelers, Jay worked very closely with Bob as you know, there’s some Travelers people at St. Paul. We done a lot of due diligence, we’re very very hopeful that the abilities of the companies and the people combined with the fact that both of the companies are pursuing similar business strategies will aid very much in bringing the companies together.

They’re very compatible. You can see here some of the things that we focused on, both companies focused on. Underwriting claims and actuarial disciplines are very similar. Expense controls — spend it like it’s your own. The mantra is the same in Travelers and in St. Paul. A high degree of MIS in both companies to really drive the businesses, the businesses aren’t run on feelings, they’re run on data and numbers and in you really isolate where you’re making money or where perhaps you’re not making money and profitability is key — market share is great but if you’re not making money, it doesn’t matter. So profitability is really more important to both companies then market share.

Finally we just think that — notwithstanding others in the audience — that we’re very proud about the merger and looking at page 26 setting the property casualty market standard. We think in terms of the kinds of businesses that we write abd the geographic breadth of it and that this will be a go-to national market for agents and brokers throughout the country. We think that the financial strength will be a major driver in our marketing efforts as companies are looked at as some strong, some not as strong.

I mentioned the compatible cultures and the track record of actually being able to put acquisitions together successfully and

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FINAL TRANSCRIPT
TAPa — Travelers Property Casualty Corp at Banc One Capital Markets Insurance Company Investor Conference 2003

then, finally, driving the value creation for the shareholders is really key to both companies.

So with that, I will end and I will open it up for any questions that I can answer recognizing that we are going through a merger now.

QUESTION AND ANSWER

Unidentified Audience Member

With the combination of two companies — auto and home is going to be a smaller part of combined entities. Is there any thought about expanding that? If you look at your position within the total auto home industry you’re modest compared to other larger companies. I guess what I’m getting at is are you going to look at further acquisitions and would it be more auto home or be once again commercial?

Jay S. Benet - Travelers Property Casualty Corporation — Executive Vice President and Chief Financial Officer

We like the position we have in the personal lines business, we have an individual — Joel Lacher — who runs that business and is doing an absolutely terrific job of reshaping it and having a very solid level of profitability for that business so we like the position we’re in. And to the extent that we could add to it through any kind of transaction we will always be looking to do that. Similarly, I’d give the same answer for commercial lines. So when we look at the Company we don’t have any optical mix that we’re looking at of commercial vs. personal but, opportunistically, going forward we certainly look to add to the business and add to the profitability at each as those opportunities come up.

Unidentified Audience Member

[indiscernible]

Jay S. Benet - Travelers Property Casualty Corporation — Executive Vice President and Chief Financial Officer

That’s a very good question. We did a lot of due diligence on St. Paul and, of course, we have some of the best in the industry who have worked on asbestos and other toxic substances for years and years. So when they do due diligence, it’s a very good and thorough job that they’re doing. Similarly when St. Paul did due diligence on us, they have some exceptional people some of whom came from the Travelers, actually, Tim Yessman who runs their claim department who has a good understanding of the Travelers position as well as what is happening in the overall marketplace. So, needless to say, this was an area of significant focus during the due diligence, it was area of focus for both boards and we’re very comfortable that, in the end, putting it together with the reserve levels we had was a comfortable position to be in.

Unidentified Audience Member

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FINAL TRANSCRIPT
TAPa — Travelers Property Casualty Corp at Banc One Capital Markets Insurance Company Investor Conference 2003

[inaudible] renewal price change slipped below double-digit. What is your view — obviously, that hasn’t happened for a while. What is your view on how hard the market will be in future quarters?

Jay S. Benet - Travelers Property Casualty Corporation — Executive Vice President and Chief Financial Officer

We follow the marketplace and the way I would characterize it so when you’re seeing our indications being a 9 percent renewal price change, you’re writing and looking at that saying, that’s a good indication of what the market is seeing. And where it’s going I think you all will have your views. What we look at is how is the rate increase marching with regard to loss cost trends? And the important thing to us is that the rate increase even at the 9 percent level was in excess of loss cost trend. We’d like to think that the markets will stay at that level but only time will tell so we will see how that goes. But we are very happy with the profitability levels of the business.

Any other questions? Well, if there are no more questions and Maria hasn’t had her baby yet, I will conclude by saying thank you very much and I appreciate being here and hope you have a great rest of the day. Thank you.

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CCBN StreetEvents	streetevents@ccbn.com	617.603.7900	www.streetevents.com	8
© 2003 CCBN.com, Inc. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of CCBN.com, Inc.